Schering and Serono settle patent dispute

Berlin, Germany, July 24, 2002 - Schering AG's (FSE: SCH, NYSE: SHR) U.S. subsidiary Berlex Laboratories Inc. and Serono Inc., the U.S. subsidiary of Serono S.A. (virt-x: SEO, NYSE: SRA) have reached a settlement in connection with the litigation over a group of patents owned by Berlex covering the manufacture of Serono's Rebif(R). The proprietary technology concerns the production of human beta interferon in Chinese hamster ovary
(CHO) cells and its manufacture, use and sale in the United States.

On March 8, 2002 Serono Inc. had filed a declaratory judgement action in the U.S. District Court for the District of Massachusetts against Berlex to prevent it from claiming that Rebif(R) infringes the above patents.

Under the terms of the settlement, Serono will receive a royalty-bearing, non-exclusive license to import, manufacture and sell Rebif (interferon beta 1-a) in the USA. The royalty structure is dependent on the outcome of the proceedings before the US Court of Appeals Federal Circuit Court (CAFC) in the dispute between Berlex and Biogen Inc. in relation to the same group of patents.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner, Tel.: +49-30-468 124 31, oliver.renner@schering.de Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de

Your contacts in the US:

Media Relations: Jane Kramer, Tel: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, Tel: +1-973-87 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng